Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Orbital Corporation Ltd

4 Whipple Street

Balcatta

Western Australia 6021

Date of lodgement:

25-Aug-2008

Title:

Open Briefing®. Orbital Corp. CEO & CFO on FY 08 Results & Outlook

Record of interview:

corporatefile.com.au

Orbital Corporation Limited recently reported net profit of $0.47 million for the year ended June 2008, down from $1.33 million for the previous year.  Second half profit of $0.86 million represented a turnaround from the $0.39 loss of the first half.  To what extent was the second half turnaround the result of internally generated initiatives and to what extent external factors?

CEO Terry Stinson

Seasonal factors had an impact.  The Synerject manufacturing cycle, in particular for recreational vehicles for the North American market, is geared to the Northern Hemisphere summer.  This pushes a significant portion of our earnings into the second half.  In addition, our license and royalty income tends to be a little stronger in the second half, following the pattern of sales.

The external factor that worked against us particularly in the second half was the strong Australian dollar, which moved from 88 to 96 US cents over the period.

corporatefile.com.au

You’ve indicated that you’ll be targeting “continued profitability” year on year.  What are the main risks to earnings in the current year ending June 2009?

CEO Terry Stinson

The exchange rate plays a large part in what we earn because a big portion of our earnings is generated out of the US.  So what the Aussie dollar does compared with the greenback is one risk and as we experienced in the past year, can influence our reported earnings.

We’re now laying the foundation for our future business in China and our growth profile will be dependant on the timing of China’s implementation of emissions regulations. The market there is buoyant and we doubt that it will go down but the timing of future market penetration is difficult to predict.  The outlook is however positive, Synerject is targeting sales growth next year in the order of US$10 million to US$15 million from product manufactured in China.

An additional risk relates to our Engineering Services business centred here in Perth.  Our orders today are not where we need them to be to get this segment to target contribution.  Our order book is just a little bit over $5 million which is similar to this time last year.  Our engineering business covers a large part of our overhead costs and is also the foundation we’re using to build our aligned business strategy.

A final risk, which can also be viewed as an opportunity, is our plan to expand in the alternative fuels business.  We’re currently investigating investment and growth opportunities.  This will be through additional investment in our recently acquired Orbital Gas Products (OGP) or in something new.  We may decide to invest some of our cash on hand in a purchase, and/or invest internal Engineering Services resources which would normally be fee-earning.  An investment of internal resources would improve future profit potential but may have a negative impact on this year’s result.  My goal is profitable growth, requiring balanced decision making throughout the year.

corporatefile.com.au

Net cash outflow from operations was $0.89 million for the year, with cash inflow of $1.77 million in the second half only partly offsetting the $2.66 million outflow of the first half.  Trade working capital increased compared with a year earlier, with a $2.65 million increase in receivables to $7.20 million reflecting a $2.8 million receivable for a Commonwealth Government grant.  Is the increased level of working capital likely to be sustained going forward?

CFO Keith Halliwell

Our operating cash inflow in the second half was pleasing.  Our working capital needs tend to go up and down with our engineering project time-lines.  Receivables at 30 June 2008 included the government grant, which was received in full in July.  That grant was a one-off receipt for the establishment of a heavy duty engine testing facility, which we’ll be constructing over the next nine months.

Going forward, our recent acquisition of OGP, which represented a $1.8 million investment in the 2008 financial year, will require additional working capital over its first couple of months as we increase receivables.  The good news is that OGP has started as EPS positive from day one.

CEO Terry Stinson

The construction of the heavy duty engine testing facility is part of our larger strategy to grow an aligned alternative fuel system business structure.  One use for the test facility will be for independent testing and evaluation of heavy duty engines for the commonwealth and state governments and commercial customers.  We’ll also use the test facility to forward our alternative fuels strategy.  This is an area where we can leverage our core gaseous combustion competencies to develop products that provide future positive cash flows and profits

corporatefile.com.au

Orbital’s payables as at June included $4.14 million representing the present value of the estimated additional investment required to maintain your 50 percent ownership of Synerject, your engine management systems production joint venture with Continental.  Will this additional investment in Synerject be at the expense of investment in your other businesses?

CEO Terry Stinson

No.  We’ve planned for this investment for some time and we have sufficient cash to take up the investment in Synerject and continue to support normal business operations.  We believe Synerject is a valuable asset; the business is growing, and profitability is projected to improve with time.

corporatefile.com.au

Is your cash in hand of $8.80 million at the end of June, down from $9.39 million six months earlier, an adequate buffer given your ambition to grow your alternative fuels business?

CEO Terry Stinson

Our strategy is to grow in alternative fuels and we have enough cash to implement the plans we have today.  We’ll review our cash requirements as we identify other opportunities that show appropriate investment returns.  My plan is for profitable growth.  I see real near-term opportunities to grow this business and increase future profits.  Our speed in identifying and qualifying these opportunities will determine the timing and level of future investments.

corporatefile.com.au

Orbital’s share of the net profit of Synerject was $2.36 million for 2008, down from $3.16 million in the previous year, reflecting the impact of the stronger Australian dollar and start-up costs associated with Synerject’s China operation.  You’ve indicated that sales of product from China are targeted to increase between US$10 and US$15 million in the current year.  What assumptions is this based on?

CFO Keith Halliwell

Synerject commissioned its manufacturing facility in China during the year and first sales of the plant’s low cost M3 engine control unit (ECU) were to Taiwanese customers.

The sales growth we’re targeting for the current financial year is expected to come from existing Taiwanese customers taking into consideration a full year of production.  We’re also expecting our first Chinese customers to come on board during the year.  This however may depend on the timing of the introduction of strengthened emissions legislation.

corporatefile.com.au

You’ve indicated that Synerject faced generally difficult conditions in the North American marine recreation market.  What’s the outlook for Synerject’s earnings if the US economy remains subdued?

CFO Keith Halliwell

Synerject’s sales last year were impacted by the tough economic conditions in the US.  However, the bottom line benefited from productivity improvements, particularly at the Delavan facility.  That was the plan when we acquired the Delavan business and Synerject management have done a good job.

This financial year Synerject will have the benefit of having those efficiencies in place for the full year.  In addition, we also look forward to an improved contribution from Synerject’s operation in China which in the 2008 financial year, its start-up year, suffered a loss of $2 million.

corporatefile.com.au

Orbital’s Engineering Services business booked EBIT of $2.41 million in 2008, down 26 percent, on revenue of $11.68 million, down 7 percent.  The EBIT and revenue drop accelerated in the second half.  Is this an indication of the expected trend in Engineering Services’ performance in the current year?

CEO Terry Stinson

There were several factors that influenced Engineering Services revenue in 2008 including the fact that revenue from North American customers was down by $2.4 million due to the tough conditions in the US market.  Our order book of $5 million is in line with this time last year and prospects are reasonable.  We see opportunities in the alternative fuels market and the commissioning of the heavy duty engine testing facility in the second half of the year will give us a range of additional services we can offer.

corporatefile.com.au

Orbital’s 2008 Royalty and Licence income was $2.68 million, up 17 percent.  Do you expect the momentum to be maintained in the current year?

CFO Keith Halliwell

The 2008 income included steady royalty volumes, with increased license fees.  License fees are one-off payments and growth momentum is difficult to maintain however royalties are an annuity business and we expect those to continue.

corporatefile.com.au

In the OGP business, formally Boral Alternative Fuel Systems, you’ve indicated that Orbital’s technical skill base will complement the development of next generation OGP systems.  What will be involved in the development process and what’s the time line to market?

CEO Terry Stinson

We have to make sure the current OGP product offering retains its robustness and fulfils customers’ needs.  Our team has the technical skill and experience to support the existing business.  In parallel, we need to develop a next generation product offering.  The process covers the normal stages of design, development, prototype application and production.  We’re in the early stages of working through that process now.  The associated expenses to support this new product development are similar to what is required to launch any new product.

The alignment of OGP and Orbital comes from our experience with developing and commercialising engine management and fuel injection systems for gaseous products.  What we’ve learned through the commercialisation of the Flex DI product is an excellent fit with what’s required to grow our OGP business.

The time line to market will depend on our customers’ needs.  But, we’re probably looking at a one to three year horizon for the launch of new products.  In the mean time sales of our existing OGP products will continue.

corporatefile.com.au

What’s driving customers’ changing needs in this market?

CEO Terry Stinson

The primary driver is the price of petrol and the saving that can be achieved by using LPG.  Using our skills and infrastructure, we can further improve the fuel savings, retain vehicle performance and reduce the level of greenhouse gas emissions over what is currently offered in the market.  As the price of petrol (gasoline as it’s called where I’m from), rises, customer demand will increase.  The Australian automotive original equipment market is projected to grow for LPG products due to customer demand.  The after-market will also continue to grow, especially in light of the recent announcements by the commonwealth to continue to support use of LPG.

corporatefile.com.au

What are the immediate opportunities in alternative fuels?

CEO Terry Stinson

One clear opportunity for growth is the after-market business, which we’re already in through our acquisition of OGP.  We believe this will be a very good, profitable market where we can grow.  We’re looking at several additional opportunities in this area, not just related to OGP.  It’s a big market with lots of potential.

It’s also worth noting that there are government subsidises in the after-market, for the retrofit of LPG systems onto standard petrol cars.  That’s attractive to drivers – the government partially pays for putting the LPG system on the car, and the payback is pretty quick due to the lower cost of the fuel.

corporatefile.com.au

Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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